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Exhibit 99.7

RINKER MATERIALS CORPORATION

Issuer

CSR LIMITED
(A.B.N. 90 000 001 276)

Guarantor

RINKER GROUP LIMITED
(A.B.N. 53 003 433 118)

Guarantor

TO

BANK ONE, N.A.,

Trustee

Second Supplemental Indenture

Dated as of March 19, 2003

To the Indenture dated as of March 1, 1994,
as supplemented by the First Supplemental Indenture, dated February 20, 2003

        SECOND SUPPLEMENTAL INDENTURE, dated as of March 19, 2003 (this "Supplemental Indenture"), among Rinker Materials Corporation (formerly CSR America, Inc.), a corporation duly organized and existing under the laws of the State of Georgia, United States of America (the "Company"), as Issuer, CSR Limited (A.B.N. 90 000 001 276), a company incorporated in the Commonwealth of Australia and registered in the State of New South Wales ("CSR"), Rinker Group Limited (A.B.N. 53 003 433 118), a company incorporated in the Commonwealth of Australia and registered in the State of New South Wales ("RGL" and, together with CSR, the "Guarantors"), and Bank One, N.A. (formerly The First National Bank of Chicago), a national banking association duly organized and existing under the laws of the United States, as trustee (the "Trustee").

W I T N E S S E T H:

        WHEREAS, the Company, CSR and the Trustee executed and delivered an Indenture, dated as of March 1, 1994 (the "Indenture"), as supplemented by the First Supplemental Indenture among the Company, the Guarantors and the Trustee, dated as of February 20, 2003 (the "First Supplemental Indenture"), providing for the issuance of U.S.$195,000,000 principal amount of 6 7/8% Guaranteed Notes due March 1, 2004 (the "Notes"); (all capitalized terms used herein and not defined are used herein as defined in the Indenture);

        WHEREAS, in accordance with the terms of the First Supplemental Indenture, RGL has guaranteed the obligations of the Company, such guarantee to be effective upon consummation of the demerger of RGL from CSR.

        WHEREAS, Section 902 of the Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture with the written consent of the holders of a majority in aggregate principal amount of the outstanding Notes;

        WHEREAS, the Company has offered to purchase for cash all of the outstanding Notes, upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated February 28, 2003, and in the related Letter of Transmittal and Consent (such offer, the "Offer"); in connection therewith the Company and the Guarantors have been soliciting written consents of the holders to the substance of the amendments to the Indenture set forth herein (and to the execution of this Supplemental Indenture), and the Company and the Guarantors have now obtained such written consents from the holders of a majority in aggregate principal amount of the outstanding Notes; accordingly, this Second Supplemental Indenture and the amendments set forth herein are authorized pursuant to Section 902 of the Indenture referred to above;

        WHEREAS, the execution and delivery of this Second Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Second Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

        NOW THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH

        1.    Amendment to the Indenture.

        Upon written notification to the Trustee by the Company that it has purchased pursuant to the Offer all Notes validly tendered pursuant to the Offer and not withdrawn prior to the Offer Expiration Time, then automatically (without further act by any person):

  (a)
  each of Section 1008 ("Limitation on Liens") and Section 1009 ("Limitation on Sale and Leaseback") of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted";

  (b)
  paragraph (5) under Section 501 ("Events of Default") of the Indenture is hereby deleted in its entirety and replaced with "Intentionally Omitted"; and

  (c)
  Section 801 ("Company or Guarantor May Consolidate, Etc., Only on Certain Terms") of the Indenture is hereby amended by adding a new paragraph to the section, which new paragraph reads:

    For the avoidance of doubt, the demerger of Rinker Group Limited from CSR Limited, as described in CSR Limited's scheme booklet dated February 7, 2003, shall not constitute a conveyance, transfer or lease of CSR Limited's properties and assets "substantially as an entirety" for purposes of this Section 801.

        2.    Ratification.

        Except as hereby expressly amended, the Indenture and the First Supplemental Indenture are in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. All provisions of this Second Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

        3.    Governing Law.

        This Second Supplemental Indenture and the Indenture, as supplemented and amended by the First Supplemental Indenture and hereby, shall be governed by and construed and enforced in accordance with the law of the State of New York, but without regard to the principles of conflicts of laws thereof; provided, however, that all matters governing the authorization and execution of this Second Supplemental Indenture by each of the Guarantors shall be governed by and construed in accordance with the laws of the State of New South Wales, Commonwealth of Australia.

        4.    Counterparts and Method of Execution.

        The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Second Supplemental Indenture.

        5.    The Trustee.

        The recitals in this Second Supplemental Indenture shall be taken as the statements of the Company and the Guarantors, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Second Supplemental Indenture.

        IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

SIGNED for and on behalf of RINKER MATERIALS CORPORATION by its duly authorised signatories in the presence of:

/s/ ADAM SMITH Witness	/s/ KEVIN RAINBOW Authorised signatory
/s/ MICHAEL LARKIN Authorised signatory
Signed by CSR Limited by its attorneys in the presence of:
CSR Limited by its Attorneys who respectively state that at the date of their execution hereof they have had no notice of the revocation of the Power of Attorney dated 9 September 1999 registered number 229 book 4253 under the authority of which they have executed this instrument
/s/ ULRICH (OLE) ELAESSER Attorney
/s/ MICHAEL LARKIN Witness	/s/ FRAZER BRIAN GILL Attorney

Signed for RINKER GROUP LIMITED	RINKER GROUP LIMITED by its Attorneys who respectively state that at the date of their execution hereof they have had no notice of the revocation of the Power of Attorney dated January 29, 2003 under the authority of which they have executed this instrument
/s/ JOHN R. DYER Attorney
/s/ ALEXANDER N. BRENNAN Attorney
BANK ONE, N.A. as Trustee
	By:	/s/ MARY R. FONTI Name: Mary R. Fonti Title: Vice President

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  Exhibit 99.7
W I T N E S S E T H